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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

OPSWARE INC.
(Name of Subject Company)

OPSWARE INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Benjamin A. Horowitz
Chief Executive Officer
599 N. Mathilda Avenue
Sunnyvale, CA 94085
(408) 744-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 to the Schedule 14D-9 (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on September 13, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on August 3, 2007 and as amended on August 21, 2007 and August 31, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9") by Opsware Inc., a Delaware corporation ("Opsware" or the "Company"). The Schedule 14D-9 relates to a tender offer by Orca Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), disclosed in a Tender Offer Statement on Schedule TO, dated August 3, 2007 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company, at a purchase price of $14.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2007 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time).

        The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

        Subsection (e) in Item 8 of the Schedule 14D-9 entitled "Antitrust" is hereby amended and supplemented by adding the following text thereto:

        "On August 3, 2007, HP filed a Merger Notification with the Ministry of Commerce and State Administration of Industry and Commerce under the M&A Regulations in China in connection with the Offer. On September 13, 2007, the required waiting period under the M&A Regulations expired. Accordingly, all conditions to the completion of the Offer relating to the expiration or termination of antitrust waiting periods and the receipt of antitrust approvals have been satisfied. The Offer continues to be conditioned upon certain other conditions described in the Offer to Purchase."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007	OPSWARE INC.
	By:	/s/ DAVID F. CONTE
	Name:	David F. Conte
	Title:	Chief Financial Officer

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SIGNATURE